EVCARCO, Inc.
7703 Sand St
Fort Worth, TX 76118
877-693-8227 / Fax 817-595-0755

Via EDGAR
U.S. Securities and Exchange Commission                                                                                                                                                              July 1, 2009
100 F Street, NE
Washington DC 20549
Attention: Ms. Julie Bell

Re: EVCARCO, Inc.
       Registration Statement on Form S-1 (Amendment 5)
       File No. 333-158293
       Filed: June 26, 2009

Dear Ms. Bell:

Further to your telephone call to Mr. William O’Neal, EVCARCO, Inc. hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 10:00 AM Eastern Standard Time on Monday, July 6, 2009, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any further queries or responses to Mr. William O’Neal, our corporate attorney, at 480-812-5041.

Yours truly;

 /s/ Dale Long
Dale Long, CEO/President

cc: William O’Neal, The O’Neal Law Firm, P.C. – via email and fax